UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Gilat Satellite Networks Ltd.
(Name of Issuer)

ORDINARY SHARES, PAR VALUE NIS 0.20 PER SHARE
(Title of Class of Securities)

M51474100
(CUSIP Number)

Ronit Even Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Maavar Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) : OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 547,852
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 547,852
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 547,852
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.47%
14	TYPE OF REPORTING PERSON (See Instructions): CO

1	NAMES OF REPORTING PERSONS: Hashkaot Kedaiot Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 35,161
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 35,161
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 35,161
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.16%
14	TYPE OF REPORTING PERSON (See Instructions): CO

1	NAMES OF REPORTING PERSONS: Fishman Mifalei Kerur Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 93,764
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 93,764
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 93,764
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.42%
14	TYPE OF REPORTING PERSON (See Instructions): CO

1	NAMES OF REPORTING PERSONS: Fishman Family Properties Management (1988) Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 527,423
	8	SHARED VOTING POWER: 123,065
	9	SOLE DISPOSITIVE POWER: 527,423
	10	SHARED DISPOSITIVE POWER: 123,065
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 650,488
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.93%
14	TYPE OF REPORTING PERSON (See Instructions): CO

1	NAMES OF REPORTING PERSONS: Fishman Family Properties Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,447,484
	8	SHARED VOTING POWER: 240,270
	9	SOLE DISPOSITIVE POWER: 1,447,484
	10	SHARED DISPOSITIVE POWER: 240,270
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,687,754
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.6%
14	TYPE OF REPORTING PERSON (See Instructions): CO

1	NAMES OF REPORTING PERSON: T.L.C. Finance and Management Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 123,065
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 123,065
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 123,065
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.55%
14	TYPE OF REPORTING PERSON (See Instructions): CO

1	NAMES OF REPORTING PERSONS: P.C.P. Design Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,289,257
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,289,257
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,289,257
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.80%
14	TYPE OF REPORTING PERSON (See Instructions): CO

1	NAMES OF REPORTING PERSONS: Fishman Chains Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,289,257
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,289,257
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,289,257
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.8%
14	TYPE OF REPORTING PERSON (See Instructions): CO

1	NAMES OF REPORTING PERSONS: Monitin Investments (G.S.T.) Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 117,205
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 117,205
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 117,205
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.52%
14	TYPE OF REPORTING PERSON (See Instructions): CO

1	NAMES OF REPORTING PERSONS: Fish ET Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 117,205
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 117,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 117,205
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.52%
14	TYPE OF REPORTING PERSON (See Instructions): CO

1	NAMES OF REPORTING PERSONS: E.T. Fishman Properties (1998) Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,447,484
	8	SHARED VOTING POWER: 240,270
	9	SOLE DISPOSITIVE POWER: 1,447,484
	10	SHARED DISPOSITIVE POWER: 240,270
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,687,754
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.59%
14	TYPE OF REPORTING PERSON (See Instructions): CO

1	NAMES OF REPORTING PERSONS: Eliezer Fishman I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 4,181,211
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 4,181,211
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,181,211
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.81%
14	TYPE OF REPORTING PERSON (See Instructions): IN

1	NAMES OF REPORTING PERSONS: Tova Fishman I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,344,102
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,344,102
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,344,102
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.55%
14	TYPE OF REPORTING PERSON (See Instructions): IN

1	NAMES OF REPORTING PERSONS: Anat Menipaz I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,539,595
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,539,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,539,595
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.93%
14	TYPE OF REPORTING PERSON (See Instructions): IN

1	NAMES OF REPORTING PERSONS: Eyal Fishman I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,539,595
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,539,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,539,595
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.93%
14	TYPE OF REPORTING PERSON (See Instructions): IN

1	NAMES OF REPORTING PERSONS: Ronit Fishman-Ofir I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,539,595
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,539,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,539,595
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.93%
14	TYPE OF REPORTING PERSON (See Instructions): IN

This Statement on Schedule 13D relates to Ordinary Share, par value NIS .01 per share (“Ordinary Shares”), of Gilat Satellite Networks Ltd. (the “Issuer”). This Statement is being filed to report that, pursuant to a Plan of Arrangement (as defined herein and as more fully described in Item 6 below), the Reporting Persons (as defined herein) acquired beneficial ownership of the Ordinary Shares reported herein (the “Shares”) in partial satisfaction and discharge of claims with respect the Reporting Persons’ convertible debentures.

Item 1.    Security And Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated March 14, 2003 filed by the undersigned, relating to the ordinary shares, par value NIS 0.20 per share (“Ordinary Shares”), of Gilat Satellite Networks Ltd., a corporation organized under the laws of Israel (the “Company” or “Gilat”), the principal executive offices of which are located at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel.

This Amendment No. 1 is being filed by the undersigned to report the issuance on November 17, 2003 of 2,016,026 Ordinary Shares to the undersigned by Gilat in connection with our participation in the Exchange Offer (as set forth in the Offering Circular and Disclosure Statement of the Company dated October, 14, 2003).

Item 2.    Identity and Background

(a)	This Amendment No. 1 is being filed on behalf of:

	(i)	Maavar Ltd. (“Maavar”);

	(ii)	Hashkaot Kedaiot Ltd. (“HK”);

	(iii)	Fishman Mifalei Kerur Ltd. (“FMK”);

	(iv)	Fishman Family Properties Management (1988) Ltd. (“FFPM”);

	(v)	Fishman Family Properties Ltd. (“FFP”);

	(vi)	Fishman Chains Ltd. (“FC”);

	(vii)	T.L.C. Finance and Management (1989) Ltd. (“TLC”);

	(viii)	P.C.P. Design Ltd. (“PCP”);

	(ix)	Monitin Investments (G.S.T.) Ltd. (“Monitin”);

	(x)	E.T. Fishman Properties (1998) Ltd. (“ETFP”);

	(xi)	Fish ET Ltd. (“Fish”);

	(xii)	Eliezer Fishman;

	(xiii)	Tova Fishman;

	(xiv)	Anat Menipaz;

	(xv)	Eyal Fishman; and

	(xvi)	Ronit Fishman-Ofir

         (The entities listed in (i) through (xvi) above are collectively referred to as “Reporting Persons.” The individuals listed in (xii) through (xvi) above are collectively referred to as the “Fishman Family Members” or “Members of the Fishman Family”.)

         This Amendment No. 1 relates to Ordinary Shares held by each of the Reporting Persons.

         All of the Reporting Persons listed in (i) through (xi) above are organized under the laws of the State of Israel. The address of the principal office of the Reporting Persons is Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel, with the exception of PCP, which has its principal office at 7 Tulipman Street, Old Industrial Zone, Rishon LeZion, 75054, Israel, and Monitin, which has its principal office at 53 Etzel Street, West Industrial Zone, Rishon LeZion, 75106, Israel.

         The principal business of Maavar is investing in various securities in various industries. The principal business of HK, FFPM and FFP is managing real estate and other investment holdings. The principal business of FMK is the cold storage enterprise business. The principal business of FC, TLC, ETFP and Fish is managing various holding in diverse industries. The principal business of PCP is retail furniture sales. The principal business of Monitin is managing holdings in the hi-tech industry.

         Members of the Fishman Family are controlling shareholders collectively of Maavar, FFPM, FC, FMK, ETFP, HK and Fish as follows:

•	Maavar is controlled by the Eliezer Fishman (90%).

•

FFPM is controlled by the Fishman Family Members, who collectively hold approximately 100% of FFPM’s issued share capital. The Fishman Family Members who hold shares in FFPM are as follows: Eliezer Fishman (26%), Tova Fishman (26%), Anat Menipaz (16%), Eyal Fishman (16%), and Ronit Fishman-Ofir (16%).

•

FC is controlled by the Fishman Family Members, who collectively hold approximately 97.5% of FC’s issued share capital. The Fishman Family Members who hold shares in FC are as follows: Eliezer Fishman (55.5%), Anat Menipaz (14%), Eyal Fishman (14%), and Ronit Fishman-Ofir (14%).

•

FMK is controlled by Fishman Family Members, who collectively hold approximately 98% of FMK’s issued share capital. The Fishman Family Members who hold shares in FMK are as follows: Eliezer Fishman (50%) and Tova Fishman (50%)

•

HK is controlled by Fishman Family Members, who collectively hold 100% of HK’s issued share capital. The Fishman Family Members who hold shares in HK are as follows: Eliezer Fishman (26%), Tova Fishman (26%), Anat Menipaz (16%), Eyal Fishman (16%), and Ronit Fishman-Ofir (16%).

•

ETFP is controlled by Fishman Family Members, who collectively hold approximately 100% of ETFP’s issued share capital. The Fishman Family Members who hold shares in ETFP are as follows: Eliezer Fishman (26%), Tova Fishman (26%), Anat Menipaz (16%), Eyal Fishman (16%), and Ronit Fishman-Ofir (16%).

•	Fish is controlled by Eliezer Fishman who holds approximately 99% of Fish’s issued share capital.
TLC is a subsidiary of FFPM and FFP. FFPM holds 67.98% of TLC’s share capital. The remaining 32.02% of TLC’s share capital is held by FFP.

           FFP is a wholly owned subsidiary of ETFP.

          Monitin is a wholly owned subsidiary of Monitin Itunut Ltd., a company organized under the laws of the State of Israel. Monitin Itunut Ltd.’s share capital is distributed as follows: 17.4% is held by Baron-Fishman Holdings Ltd., a company organized under the laws of the State of Israel, 49.43% is held by FFP and 8.03% is held by Fish. Baron-Fishman Holding Ltd. is a subsidiary of FFP of which FFP owns 50%.

          PCP is a wholly owned subsidiary of FC.

(b)    The principal address of each of the Fishman Family Members is Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel.

          Set forth in Schedule A is the name, business address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the each of the directors and executive officers of the Reporting Persons, as of the date hereof.

(c)     See Schedule A.

(d)    During the past five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedule A attached hereto, was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the past five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedule A attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    See Schedule A.

Item 3.    Source and Amount of Funds or Other Consideration

As described in Item 5(c) below, the Reporting Persons received the Ordinary Shares as part of an exchange of debt to equity.

Item 4.    Purpose of Transaction

Exchange of debt to equity.

Item 5.    Interest in Securities of the Issuer

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

This Amendment No. 1 is being filed by the undersigned to report the issuance on November 17, 2003 of 2,016,026 Ordinary Shares to the undersigned by Gilat in connection with our participation in the Exchange Offer (as set forth in the Offering Circular and Disclosure Statement of the Company dated October, 14, 2003).

The filing of this Amendment No. 1 to the Schedule 13D shall not be construed as an admission that any Reporting Person or any of their respective members, officers, employees, affiliates or partners, as applicable, are, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Schedule 13D. In addition, the filing of this Amendment No. 1 to this Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owners of any securities covered by this Schedule 13D for any purposes other than Section 13(d) or Section 13(g) of the Securities Act of 1934.

For Maavar:

(a)	Amount Beneficially Owned Directly: 547,852(2.47%) Ordinary Shares.
(b)	Maavar owns the above Ordinary Shares directly and has sole power to vote or direct the vote of such shares and sole power to dispose or to direct the disposition of such shares.

For HK:

(a)	Amount Beneficially Owned Directly: 35,161 (0.16%) Ordinary Shares.
(b)	HK owns the above Ordinary Shares directly and has sole power to vote or direct the vote of such shares and sole power to dispose or to direct the disposition of such shares.

For FMK:

(a)	Amount Beneficially Owned Directly: 93,764(0.42%) Ordinary Shares.
(b)	FMK owns the above Ordinary Shares directly and has sole power to vote or direct the vote of such shares and sole power to dispose or to direct the disposition of such shares.

For FFPM:

(a)	Amount Beneficially Owned Directly527,423(2.37%) Ordinary Shares. See also (b) below for FFPM indirect holdings.
(b)

FFPM owns the above Ordinary Shares directly and has sole power to vote or direct the vote of such shares and sole power to dispose or to direct the disposition of such shares. FFPM may be considered to have beneficial ownership of, and shared power to vote or direct the vote of, and dispose of or direct the disposition of, an additional 123,065 (0.56%) Ordinary Shares through its subsidiary TLC.

For FFP:

(a)	Amount Beneficially Owned Directly: 1,447,484 (6.51%) Ordinary Shares. See also (b) below for FFP indirect holdings.
(b)

FFP owns the above Ordinary Shares directly and has sole power to vote or direct the vote of such shares and sole power to dispose or to direct the disposition of such shares. FFP may be considered to have beneficial ownership of, and shared power to vote or direct the vote of, and dispose of or direct the disposition of, an additional 123,065 (0.55%) Ordinary Shares through its subsidiary TLC. FFP may also be considered to have beneficial ownership of, and shared power to vote or direct the vote of, and dispose of or direct the disposition of, an additional _117,205 (0.52%) Ordinary Shares through its indirect subsidiary Monitin.

For TLC:

(a)	Amount Beneficially Owned Directly: 123,065(0.55%) Ordinary Shares.
(b)	TLC owns the above Ordinary Shares directly and has sole power to vote or direct the vote of such shares and sole power to dispose or to direct the disposition of such shares.

For PCP:

(a)	Amount Beneficially Owned: 1.289,257(5.80%) Ordinary Shares.
(c)	PCP owns the above Ordinary Shares directly and has sole power to vote or direct the vote of such shares and sole power to dispose or to direct the disposition of such shares.

For FC:

(a)	Amount Beneficially Owned Directly: NONE. See (b) below for FC indirect holdings.
(b)

FC may be considered to have beneficial ownership of, and sole power to vote or direct the vote of, and dispose of or direct the disposition of, 1,289,257(5.80%) Ordinary Shares through its wholly owned subsidiary PCP.

For Monitin:

(a)	Amount Beneficially Owned Directly: 117,205 (0.52%) Ordinary Shares.
(b)	Monitin has owns the above Ordinary Shares directly and has sole power to vote or direct the vote of, and dispose of or direct the disposition of such Ordinary Shares.

For Fish:

(a)	Amount Beneficially Owned Directly: NONE. See (b) below of Fish indirect holdings.
(b)

Fish may be considered to have beneficial ownership of, and shared power to vote or direct the vote of, and dispose of or direct the disposition of, 117,205 (0.52%) Ordinary Shares through its indirect subsidiary Monitin.

For ETFP:

(a)	Amount Beneficially Owned Directly: NONE. See (b) below for ETFP indirect holdings.
(b)

ETFP may be considered to have beneficial ownership of, and sole power to vote or direct the vote of, and dispose of or direct the disposition of 1,447,484 (6.51%) Ordinary Shares through its wholly owned subsidiary FFP. FFP may also be considered to have beneficial ownership of, and shared power to vote or direct the vote of, and dispose of or direct the disposition of, an 123,065 (0.55%) Ordinary Shares through its indirect subsidiary TLC. FFP may also be considered to have beneficial ownership of, and shared power to vote or direct the vote of, and dispose of or direct the disposition of, an additional _117,205 (0.52%) Ordinary Shares through its indirect subsidiary Monitin.

For Eliezer Fishman:

(a)	Amount Beneficially Owned Directly: NONE. See (b) below for Eliezer Fishman’s indirect holdings.
(b)

As a director and major shareholder of Maavar, FFPM, FC, ETFP, HK and Fish, Eliezer Fishman, may be considered to have beneficial ownership of, and shared power to vote or direct the vote of, and dispose of or direct the disposition of the 4,181,211 (18.81%) Ordinary Shares beneficially held by FFPM, FC, ETFP, HK and Fish collectively (see discussion above concerning each such entity’s beneficial ownership of Ordinary Shares).

For Tova Fishman:

(a)	Amount Beneficially Owned Directly: NONE. See (b) below for Tova Fishman’s indirect holdings.
(b)

As a director and major shareholder of FFPM, ETFP, FMK and HK, Tova Fishman, may be considered to have beneficial ownership of, and shared power to vote or direct the vote of, and dispose of or direct the disposition of the 2,344,102 (10.55%) Ordinary Shares beneficially held by FFPM, ETFP and HK collectively (see discussion above concerning each such entity’s beneficial ownership of Ordinary Shares).

For Anat Menipaz:

(a)	Amount Beneficially Owned Directly: NONE. See (b) below for Anat Menipaz’s indirect holdings.
(b)

As a major shareholder of FFPM, ETFP, HK and FC, Anat Menipaz may be considered to have beneficial ownership of, and shared power to vote or direct the vote of, and dispose of or direct the disposition of the 3,539,595 (15.93%) Ordinary Shares beneficially held by FFPM, ETFP, HK and FC collectively (see discussion above concerning each such entity’s beneficial ownership of Ordinary Shares).

For Eyal Fishman:

(a)	Amount Beneficially Owned Directly: NONE. See (b) below for Eyal Fishman’s indirect holdings.
(b)

As a major shareholder of FFPM, ETFP, HK and FC, Eyal Fishman may be considered to have beneficial ownership of, and shared power to vote or direct the vote of, and dispose of or direct the disposition of 3,539,595 (15.93%)Ordinary Shares beneficially held by FFPM, ETFP, HK and FC collectively (see discussion above concerning each such entity’s beneficial ownership of Ordinary Shares).

For Ronit Fishman-Ofir:

(a)	Amount Beneficially Owned Directly: NONE. See (b) below for Ronit Fishman-Ofir’s indirect holdings.
(b)

As a major shareholder of FFPM, ETFP, HK and FC, Ronit Fishman-Ofir may be considered to have beneficial ownership of, and shared power to vote or direct the vote of, and dispose of or direct the disposition of 3,539,595 (15.93%)Ordinary Shares beneficially held by FFPM, ETFP, HK and FC collectively (see discussion above concerning each such entity’s beneficial ownership of Ordinary Shares).

(c)	Except as set forth in Item 6 below, the Reporting Persons have not effected or caused to be effected any transactions with respect to the Ordinary Shares in the 60 days prior to the date hereof
(d)

The Reporting Persons are not aware of any other person with the right to receive the power to direct the receipt of dividends from, or the proceeds of the sale of, any of the Shares beneficially owned by them.

(e)	All of the Fishman Family Members are citizens of the State of Israel.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.    Material to be Filed as Exhibits.

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2003

Maavar Ltd.

By: /s/ Ronit Even
——————————————
Title: Director

Hashkaot Kedaiot Ltd.

By: /s/ Ronit Even
——————————————
Title: Director

Fishman Mifalei Kerur Ltd.

By: /s/ Ronit Even
——————————————
Title: Director

Fishman Family Properties Management (1988) Ltd.

By: /s/ Ronit Even
——————————————
Title: Director

Fishman Family Properties Ltd.

By: /s/ Ronit Even
——————————————
Title: Director

Fishman Chains Ltd.

By: /s/ Ronit Even
——————————————
Title: Director

T.L.C. Finance and Management (1989) Ltd.

By: /s/ Ronit Even
——————————————
Title: Director

P.C.P. Design Ltd.

By: /s/ Eyal Fishman
——————————————
Title: Director

Monitin Investments (G.S.T.) Ltd.

By: /s/ Eliezer Fishman
——————————————
Title: Director

E.T. Fishman Properties (1998) Ltd.

By: /s/ Eliezer Fishman
——————————————
Title: Director

Fish ET Ltd.

By: /s/ Ronit Even
——————————————
Title: Director

Eliezer Fishman

By: /s/ Eliezer Fishman
——————————————

Tova Fishman

By: /s/ Tova Fishman
——————————————

Anat Menipaz

By: /s/ Anat Menipaz
——————————————

Eyal Fishman

By: /s/ Eyal Fishman
——————————————

Ronit Fishman-Ofir

By: /s/ Ronit Fishman-Ofir
——————————————

SCHEDULE A

1. EXECUTIVE OFFICERS AND DIRECTORS OF MAAVAR LTD.

The names of the Directors and the names and titles of the Executive Officers of Maavar and their principal occupations are set forth below. The business address for each of the Directors and Executive Officers is that of Maavar at Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Maavar and each individual is a citizen of the State of Israel.

Name	Present Principal Occupation
Eliezer Fishman	Director, Maavar and various other entities (see below)
Ronit Even	Director, Maavar and various other entities (see below)

2. EXECUTIVE OFFICERS AND DIRECTORS OF HASHKAOT KEDIAOT LTD.

The names of the Directors and the names and titles of the Executive Officers of HK and their principal occupations are set forth below. The business address for each of the Directors and Executive Officers is that of HK at Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to HK and each individual is a citizen of the State of Israel.

Name	Present Principal Occupation
Eliezer Fishman	Director, HK and various other entities.
Tova Fishman	Director, HK and various other entities.
Ronit Even	Director, HK and various other entities.

3. EXECUTIVE OFFICERS AND DIRECTORS OF FISHMAN MIFALEI KIRUR
LTD.

The names of the Directors and the names and titles of the Executive Officers of FMK and their principal occupations are set forth below. The business address for each of the Directors and Executive Officers is that of FMK at Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to FMK and each individual is a citizen of the State of Israel.

Name	Present Principal Occupation
Eliezer Fishman*	Director, FMK and various other entities.
Ronit Even*	Director, FMK and various other entities.
Ginsher Joseph*	Director, FMK and various other entities.
Michael Block	General Manager of FMK
*Director

4. EXECUTIVE OFFICERS AND DIRECTORS OF FISHMAN FAMILY
PROPERTIES MANAGEMENT (1988) LTD .

The names of the Directors and the names and titles of the Executive Officers of FFPM and their principal occupations are set forth below. The business address for each of the Directors and Executive Officers is that of FFPM at Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to FFPM and each individual is a citizen of the State of Israel.

Name	Present Principal Occupation
Eliezer Fishman	Director, FFPM and various other entities.
Tova Fishman	Director, FFPM and various other entities.
Ronit Even	Director, FFPM and various other entities.
Director

5. EXECUTIVE OFFICERS AND DIRECTORS OF FISHMAN FAMILY
PROPERTIES LTD .

The names of the Directors and the names and titles of the Executive Officers of FFP and their principal occupations are set forth below. The business address for each of the Directors and Executive Officers is that of FFP at Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to FFP and each individual is a citizen of the State of Israel.

Name	Present Principal Occupation
Eliezer Fishman	Director, FFP and various other entities.
Tova Fishman	Director, FFP and various other entities.
Ronit Even	Director, FFP and various other entities.

6. EXECUTIVE OFFICERS AND DIRECTORS OF TLC FINANCE AND
MANAGEMENT (1989) LTD .

The names of the Directors and the names and titles of the Executive Officers of TLC and their principal occupations are set forth below. The business address for each of the Directors and Executive Officers is that of TLC at Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to TLC and each individual is a citizen of the State of Israel.

Name	Present Principal Occupation
Eliezer Fishman	Director, TLC and various other entities.
Ronit Even	Director, TLC and various other entities.
Yigal Lavi	Director, TLC.

7. EXECUTIVE OFFICERS AND DIRECTORS OF P.C.P. DESIGN LTD.

The names of the Directors and the names and titles of the Executive Officers of PCP and their principal occupations are set forth below. The business address for each of the Directors and Executive Officers is that of PCP at Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to PCP and each individual is a citizen of the State of Israel.

Name	Present Principal Occupation
Anat Menipaz*	Director, PCP and various other entities.
Eyal Fishman*	Director, PCP and various other entities.
Ronit Fishman-Ofir*	Director, PCP and various other entities.
*Director

8. EXECUTIVE OFFICERS AND DIRECTORS OF MONITIN INVESTMENTS
(G.S.T.) LTD.

The names of the Directors and the names and titles of the Executive Officers of Monitin and their principal occupations are set forth below. The business address for each of the Directors and Executive Officers is that of Monitin at 53 Etzel St., West Industrial Zone, Rishon Le Zion, 75106, Israel. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Monitin and each individual is a citizen of the State of Israel.

Name	Present Principal Occupation
Eliezer Fishman	Director, Monitin and various other entities.
Ronit Fishman-Ofir	Director, Monitin and various other entities.
Alona Bar-On	Director, Monitin and various other entities.

9. EXECUTIVE OFFICERS AND DIRECTORS OF E.T. FISHMAN PROPERTIES (1998) LTD.

The names of the Directors and the names and titles of the Executive Officers of ETFP and their principal occupations are set forth below. The business address for each of the Directors and Executive Officers is that of ETFP at Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to ETFP and each individual is a citizen of the State of Israel.

Name	Present Principal Occupation
Eliezer Fishman	Director, ETFP and various other entities.
Tova Fishman	Director, ETFP.

10. EXECUTIVE OFFICERS AND DIRECTORS OF FISH ET LTD.

The names of the Directors and the names and titles of the Executive Officers of Fish and their principal occupations are set forth below. The business address for each of the Directors and Executive Officers is that of Fish at Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Fish and each individual is a citizen of the State of Israel.

Name	Present Principal Occupation
Eliezer Fishman	Director, Fish and various other entities.
Ronit Even	Director, Fish and various other entities.

11. EXECUTIVE OFFICERS AND DIRECTORS OF FISHMAN CHAINS LTD.

The names of the Directors and the names and titles of the Executive Officers of FC and their principal occupations are set forth below. The business address for each of the Directors and Executive Officers is that of FC at Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to FC and each individual is a citizen of the State of Israel.

Name	Present Principal Occupation
Eyal Fishman	Director, FC and various other entities.
Anat Menipaz	Director, FC and various other entities.
Ronit Fishman-Ofir	Director, FC and various other entities.
Ronit Even	Director, FC and various other entities.